

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

Via U.S. Mail
Donald W. Barney
President, Treasurer and Chief Financial Officer
First Real Estate Investment Trust of New Jersey
505 Main Street
Hackensack, NJ 07601

> **Re: First Real Estate Investment Trust of New Jersey**
> **Form 10-K for fiscal year ended October 31, 2012**
> **Filed January 14, 2013**
> **File No. 0-25043**

Dear Mr. Barney:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended October 31, 2012

Item 1 Business, page 3

Commercial Shopping Center Properties …, page 8

1.   In future Exchange Act periodic reports, please disclose the percentage of revenue provided by each of your top tenants.

Item 2. Properties, page 15

2.   Please revise your disclosure in future Exchange Act periodic reports to discuss whether you provide rent concessions or abatements and the impact of any concessions or abatements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

3.   In future Exchange Act periodic reports, for your commercial properties, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, tenant improvement costs, and leasing commissions. These should be presented on a per square foot basis. Also, please compare new rents on new and renewed leases to prior rent based on effective rent. In addition, to the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Segment Information, page 24

4.   We note that you have provided disclosure regarding your net operating income. In future Exchange Act periodic reports, please also provide disclosure regarding "same-store" net operating income. Please also include a clear description of how you calculate NOI.

Liquidity and Capital Resources, page 33

Contractual Obligations, page 34

5.   We note the disclosure of contractual obligations under your mortgage loans and construction loan as of October 31, 2012. Please tell us, and provide disclosure in future filings, your cash requirements for interest on outstanding long-term debt. Refer to footnote 46 of SEC Interpretive Release 33-8350.

Funds from Operations, page 35

6.   We note your disclosure of FFO. Please address the following:

   a. It does not appear that you have presented FFO as defined by NAREIT. Please advise or revise future filings and provide us with an example of your proposed disclosure to present FFO as defined by NAREIT. You may present adjusted FFO for any additional adjustments. Adjusted FFO should be reconciled to FFO as defined by NAREIT.

   b. Please tell us how your disclosure complies with Item 10(e) of Regulation S-K. Specifically, please tell us how you determined it was not necessary to provide a statement disclosing the reasons why you believe the use of FFO provides useful information. Refer to Item 10(e)(1)(i)(C).

Item 15. Exhibits, Financial Statements and Schedules, page 40

(a) Financial Statements

Notes to Consolidated Financial Statements, page 47

Note 1 – Organization and significant accounting policies, page 47

Real estate development costs, page 48

7.   Please tell us how you account for costs capitalized where the underlying project is cancelled or postponed, and cite the applicable accounting literature relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Attorney-Adviser at 202.551.3585 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant